

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 20, 2009

<u>Via U.S. Mail</u>

Mr. Robert L. Kanode
Chief Executive Officer
Valence Technology, Inc.
12303 Technology Blvd, Suite 950
Austin, TX   78727

> **Re: Valence Technology, Inc.**
> **Form 10-K for fiscal year ended March 31, 2009**
> **Filed June 5, 2009**
> **File No. 0-20028**

Dear Mr. Kanode:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief